SCHEDULE A*

The fee paid to the Subadviser under this Agreement for managing portions of the assets of the First Investors Covered Call Strategy Fund, a series of First Investors Equity Funds, and First Investors Life Series Covered Call Strategy Fund, a series of First Investors Life Series Funds, allocated to it by the Adviser shall be calculated daily and paid monthly.  The fee shall be computed in the following manner.
1.
The average daily net assets of First Investors Covered Call Strategy Fund shall be aggregated with the average net assets (if any) of First Investors Life Series Covered Call Strategy Fund that are being managed by the Subadviser.

2.	A blended fee shall then be computed on the sum as if the two Series were combined using the following schedule:

	a.	0.35% on the first $300 million; and
	b.	0.30% on all balances over $300 million.

3.	The fee payable under this Agreement with respect to each Series shall then be computed by multiplying the blended fee by the ratio of the average daily net assets of each Series to the sum of the average daily net assets of both Series that are being managed by the Subadviser.

* The Subadviser is compensated based on the assets it manages.  To the extent any portion of a Series’ cash balance is managed by the Adviser or by a different subadvisor, it will be excluded from the daily net assets of a Series for purposes of calculating the subadvisory fee.